Filed Pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-249702
Issuer Free Writing Prospectus dated August 10, 2022

NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION
FORM OF COLLATERAL TRUST BOND TERM SHEET

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings:*	A1 (Stable) / A- (Stable) / A+ (Stable) (Moody’s / S&P / Fitch)

Principal Amount:	$400,000,000

Security Type:	Collateral Trust Bonds

Legal Format:	SEC Registered

Pricing Date:	August 10, 2022

Settlement Date:	August 17, 2022 (T+5)

Maturity Date:	December 15, 2032

Coupon:	4.15%

Price to Public:	99.639%

Benchmark Treasury:	2.875% due May 15, 2032

Benchmark Treasury Yield:	2.794%

Spread to Benchmark Treasury:	+140 basis points

Yield to Maturity:	4.194%

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing December 15, 2022

Optional Redemption:
The issuer may redeem the bonds at any time prior to September 15, 2032 (the “Par Call Date”), at its option, in whole or in part, at a “make-whole” redemption price equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after the Par Call Date, the issuer may redeem the bonds, at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the bonds then outstanding to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	637432 NZ4 / US637432NZ43

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Truist Securities, Inc.
KeyBanc Capital Markets Inc.

Co-Managers:	PNC Capital Markets LLC
Scotia Capital (USA) Inc.
Regions Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The term “Treasury Rate” shall have the meaning ascribed to it in the issuer’s preliminary prospectus supplement dated August 10, 2022.

It is expected that delivery of the bonds will be made against payment therefor on or about August 17, 2022 which is the fifth trading day following the date hereof (such settlement cycle being referred to as T+5). Purchasers of bonds should note that the ability to settle secondary market trades of the bonds effected on the date of pricing or the next two succeeding business days may be affected by the T+5 settlement. Accordingly, purchasers who wish to trade the bonds on the date of pricing or the next two succeeding business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own legal advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from J.P. Morgan Securities LLC by calling collect at 1-212-834-4533, Mizuho Securities USA LLC by calling toll-free at 1-866-271-7403, MUFG Securities Americas Inc. by calling toll-free at 1-877-649-6848, or Truist Securities, Inc. by calling toll-free at 1-800-685-4786.